UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December 2007

000-50109
(Commission File Number)

AMS HOMECARE INC.

(Registrant's Name)

1360 Cliveden Avenue - Delta, BC V3M 6K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F

☐ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule?12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes

☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b): 82-

1360 Cliveden Ave Delta, BC V3M 6K2 Canada

FOR IMMEDIATE RELEASE

AMS Homecare Inc Provides Corporate Update and Enters into Settlement Agreement with HG. Soliman Enterprises Ltd.

Vancouver, B.C. December 28, 2007 - AMS Homecare Inc. (pink sheets: AHCKF), a provider of mobility products, durable medical products and patient monitoring technology to the aging North American population provides the following corporate update.

The company provided an update on April 06, 2007 that the cease trade implemented in Canada by the BCSC on July 10, 2006 would continue and provided information showing the inappropriate positioning of the BCSC on these matters. On August 13, 2007 the BCSC further wrote to the company and provided two means to validate the shares in question that were issued by the company in early 2006.  Advising the company that it could under section 68 of the BCA validate the shares by court order or under section 2.14 of National Instrument 45-106 Prospectus and Registration Exemptions validate the shares as shares for debt. The Company determined that both these methods were not adequate to address the issues and in the company’s opinion incorrect, but has attempted to comply with this offer. However, it is important to note that the BCSC finally agreed that the shares can be validly issued by the company and provided two means to do so one of which was as follows -  “accordingly, the Company must record these expenditures in its books in the proper period; and file amended year-end audited financial statements for the years that are affected.”, stated Scott Pickard of the BCSC.

The Company attempted to meet the criteria set by the BCSC to validate the shares even though the company does not agree with the BCSC’s position as the Company’s CEO, Mr. Harj Gill stated that it placed unnecessary expense and burden on the company and was not a correct analysis of the situation, “in affect the company’s Canadian shareholders had been taken as hostages while the BCSC figured things out” stated Mr. Gill. The Cease Trade prevented the company from raising any funds and hence contributed to the Company being in violation of its bank covenants. Normally in previous years the company’s financial institutions assist the company each year end by increasing lending and in addition funds have always been injected privately by the Officers of the Company by the sales of shares or raising of capital. The financial institutions refused to lend any further funds and the cease trade prevented any sale of shares to raise funds as well this negatively impacting the Officers of the Company and thus prevented them from raising sufficient funds to meet loan covenant requirements.  At this stage in June 2007 the Company’s lenders, Royal Bank, Business Development Bank, Alterinvest and Vancity had made demand payment of their loans and KPMG on June 28, 2007 was appointed by courts as a monitor to oversee AMS Homecare Canada’s operations. The Company, AMS Homecare Inc continued to operate during this year due to the assistance of a private company named HG. Soliman Enterprises Ltd which was owned by Mr. Harj Gill, CEO but changed ownership in early August 2007 and is controlled by Mr. James Emms. The company with support from AMS Homecare Inc funded the purchasing of inventory and paid for all operating costs of AMS Homecare Inc before and during 2006. Royal Bank was fully aware that AMS Homecare Inc continued to operate through the arrangements with HG. Soliman Enterprises Ltd and that AMS Homecare Inc needed more time to rectify the cease trade situation and to raise the capital needed for AMS Homecare Canada Inc.

The company on August 15, 2007 formalized its arrangements with HG. Soliman Enterprises Ltd. and entered in to a Master Procurement and Marketing agreement which would strengthen AMS Homecare Inc during this difficult period.

However, On August 24 2006 Royal Bank refused to provide the Company any further time to remove the cease trade and fund itself and instead the Bank thereby received court approval and appointed KPMG as the auditor for AMS Homecare Canada Inc. and began to liquidate the assets of AMS Homecare Canada Inc.

In October 2007, the Assets of the AMS Homecare Canada Inc were sold to 6833110 Canada Inc d.b.a Eclipse Medical and an offer made by HG. Soliman Enterprises Ltd was refused by KPMG.   The company believes the Mr. Amarjit Mann an ex director of AMS Homecare Inc conspired with Eclipse Medical and certain employees of AMS Homecare Inc to damage the company.  The conduct has caused significant damage to AMS Homecare Inc and to the Company’s partner HG. Soliman Enterprises Ltd. as Eclipse Medical is now competing against AMS Homecare Inc utilizing AMS Homecare Inc business relationships and some ex staff, damaging the ability of the company to exercise its obligations under the Master Procurement and Marketing Agreement with HG. Soliman Enterprises Ltd.

As a result, AMS Homecare Inc entered into a Settlement Agreement with HG. Soliman Enterprises Ltd on December 20, 2007 agreeing that it is unable to fullfull the terms of the Master Marketing and Procurement Agreement due to the damages AMS Homecare Inc has suffered from the actions of the ex-employees and ex-director and others.   AMS Homecare Inc has agreed to pay no less than $6,229, 061.18 dollars (Six Million two hundred and twenty nine dollars and sixty one dollars and eighteen cents) to HG. Soliman Enterprises Ltd. and agreed with Mr. Harj Gill, CEO and Ms. Rani Gill, CFO that as part of the settlement they will pay good and valuable consideration.

The Company, AMS Homecare Inc and Mr. Harj Gill, CEO and Ms. Rani Gill has instructed its legal counsel Mr. Georges Sourisseau, of Taylor Sourisseau Tatchell to prepare and file a lawsuit against Eclipse Medical and certain individuals in order to seek damages.  The company will be issueing another news release on the details of this lawsuit against Eclipse Medical next week.

About AMS Homecare

Founded in 1989, AMS Homecare Inc. is a purveyor of mobility equipment; durable, medical products, and patient monitoring technology.  AMS is a USA retailer with its own pharmacy/durable equipment store (http://www.65plusstore.com).  With a base of 300-plus dealer customers in Canada, the company is attempting to move forward and strengthen its foundation, building an organization capable of serving the needs of the aging populations in Canada and the United States. More information is available at (http://www.amshomecare.com).

For further information contact:

AMS Homecare Inc:

Mr. Harj Gill

Corporate Communication

604-273-5173 ext 112

ir@amshomecare.com

Safe Harbor Statement: Statements contained in this fact sheet relating to AMS Homecare that are not historical facts are “forward-looking” under the Private Securities Litigation Reform Act. Forward-looking statements are subject to risks and uncertainties.  Investors should refer to the Full and Complete Safe Harbour Statement disclosed on the company website (http://www.amshomecare.com)

Exhibits

None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 28, 2007	By:	/s/ Harj Gill
Harj Gill Chief Executive Officer